Exhibit 99.155

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

September 7, 2021

Item 3	News Release

The press release attached as Schedule “A” was released on September 7, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:
Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

September 8, 2021

SCHEDULE “A”

DIGIHOST PROVIDES MINING OPERATION RESULTS FOR AUGUST

AND ANNOUNCES A 185% INCREASE IN YEAR-OVER-YEAR MONTHLY BITCOIN

PRODUCTION AND

Toronto, ON – September 7, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF), an innovative North American based Bitcoin self-mining company, is pleased to provide unaudited Bitcoin (“BTC”) production updates for August 2021. All amounts are expressed in USD unless otherwise indicated.

Corporate Highlights for August 31, 2021:

●	Produced 44.07 BTC during the month, increasing total holdings to 446.2 BTC representing a fair market value of approximately $21.0 million as at August 31, 2021.

●	Total Ethereum (“ETH”) holdings of 563.89 ETH representing a fair market value of approximately $1.9 million as at August 31, 2021.

●	Total digital asset inventory value consisting of BTC and ETH of approximately $22.9 million at the end of August.

●	Cash on hand at August 31st was approximately $18.9 million, and total cash and digital asset holdings was approximately $41.7 million.

●	Year-to-date deposits on equipment and infrastructure to be completed in Q4 2021 pertaining to the Company’s core business of approximately $24.1 million.

Bitcoin Mining Update

For the eight-month period ended August 31, 2021, the Company’s mining fleet produced 310.58 BTC, with production broken down as follows:

●	Quarter 1, 2021: 105.26 BTC

o	January: 33.70

o	February: 35.02

o	March: 36.54

●	Quarter 2, 2021: 109.97 BTC

o	April: 37.52

o	May: 34.26

o	June: 38.19

●	Quarter 3, 2021: 95.35 BTC

o	July: 51.28

o	August: 44.07

Quarter-Over-Quarter Comparison

The Company mined approximately 23.57 more BTC in the first two months of Q3 2021 (July and August 2021) compared to the first two months of the previous quarter (April and May 2021), representing an increase of 33%. Based on the BTC prices in these respective quarters and the increase in production of BTC mined, the fair market value of the Company’s BTC mined on a quarter over quarter basis increased by approximately $821k.

Figure 1. Quarter-over-quarter BTC Mining

	Apr. & May 2021	Jul. & Aug. 2021	QTD Increase
Mined BTC	71.78	95.35	23.57
Approximate BTC value	$47,542	$44,396	($3,145)
Value	$3,412,565	$4,233,159	$820,594

Year-Over-Year Monthly Comparison

Compared to August of 2020, the Company mined approximately 28.58 more BTC in August of 2021, representing an increase of 185%. Based on August 31, 2021, BTC prices compared to August 31, 2020, and the increase in production of BTC mined, the fair market value of the Company’s BTC mined in August 2021 increased by approximately $1.9 million.

Figure 2. Year-over-year Monthly BTC Mining

	8/31/2020	8/31/2021	MoM Increase
Mined BTC	15.49	44.07	28.58
Approximate BTC value	$11,681	$47,167	$35,486
Value	$180,939	$2,078,650	$1,897,711

Management Commentary

Michel Amar, the Company’s CEO, stated: “We are proud of the tremendous growth in our mining operations, as we are on track to mine a higher fair market value of Bitcoin in Q3 compared to any previous quarter to-date. The expansion of our mining production is exemplified by the substantial increase in Bitcoins mined on a year-over-year basis. Consistent with the Company’s objective to maintain continuous ESG compliance, we are pleased to report that we voluntarily gave up peak hours of mining for five days during the month of August in the middle of the heatwave, providing our power to the grid in order to sustain air conditioning for the local community. Maintaining environmentally responsible operations remains one of our top priorities as part of our DigiGreen Initiative, which includes a focus on being a responsible corporate neighbor. We are proud to partner with the local utility through their on demand program to ensure that our community is able to sustain constant power during critical events such as heat waves, and we will continue to commit to making power available as needed.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company is currently hashing at a rate of 200PH with plans to expand to a hashrate of 3.6 EH by the end of the first half of 2022.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihostblockchain.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about hashrate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; the ability to establish new facilities for the purpose of research & development; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; delivery of mining rigs for hosting may not be realized in the number anticipated, or at all, and resulting hashing power may materially differ from that anticipated; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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